UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 0-9023

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Comdial Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comdial Corporation

106 Cattlemen Road

Sarasota, Florida 34232

COMDIAL CORPORATION

401(K) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2003

COMDIAL CORPORATION 401(K) PLAN

DECEMBER 31, 2003

Independent Auditors’ Report

To the Administrative Committee

Comdial Corporation 401(k) Plan

Sarasota, Florida

We have audited the accompanying statements of net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Aidman, Piser & Company, P.A.

June 10, 2004

Tampa, Florida

COMDIAL CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets:
Investments at fair value:
Common/collective trust	$2,062,826	$2,316,347
Pooled/mutual funds	16,550,494	14,236,727
Comdial Corporation common stock	16,031	4,346

Total investments	18,629,351	16,557,420

Participant loans	23,104	22,520

Total assets	18,652,455	16,579,940

Liabilities:
Accrued expenses	12,567	4,588

Total liabilities	12,567	4,588

Net assets available for benefits	$18,639,888	$16,575,352

See notes to financial statements.

COMDIAL CORPORATION 401 (K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,524,699
Interest and dividends	372,285

3,896,984

Contributions:
Employer contributions	100,382
Participant contributions	416,447
Rollover contributions	159,862

676,691

Total additions	4,573,675

Deductions from net assets attributed to:
Benefits paid to participants	2,477,121
Administrative expenses	32,018

Total deductions	2,509,139

Net increase	2,064,536

Net assets available for benefits:
Beginning of year	16,575,352

End of year	$18,639,888

See notes to financial statements.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	Plan description:

The following is a summary of major Plan provisions of the Comdial Corporation 401(k) Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective January 1, 1984, Comdial Corporation (the “Company”) adopted separate Hourly and Salaried Employees Savings and Stock Investment Plans. Effective June 1, 1988, the Hourly Plan was merged into the Salaried Plan and the name was changed to the Comdial Corporation Employees Savings and Stock Investment Plan (the “SSIP”).

Effective January 1, 1989, the SSIP was amended and the name was changed to the Comdial Corporation 401(k) Plan. Pursuant to the stock acquisition of Aurora Systems, Inc. by the Company, the Aurora Systems, Inc. 401(k) Profit Sharing Plan was merged into the Plan effective August 1, 1996. The Plan was further amended and restated on January 1, 1997 and January 1, 2001.

Effective March 29, 2004, the Company amended the Plan providing for discretionary employer contributions and eliminating employer matching contributions.

Participants:

The Plan is a defined contribution plan covering all full-time and part-time employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Each year, participants may contribute from 1% up to 17% (in whole percentages) of pretax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. During 2003 and 2002, the Company provided matching contributions of 50% of the first 6% of participant compensation contributed to the Plan. Effective March 29, 2004, the Company will no longer be required to provide matching contributions to the Plan. The Company will provide discretionary employer contributions based on management’s determination. Contributions are subject to certain limitations.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	Plan description (continued):

Participant accounts:

The Plan maintains separate participant accounts for SSIP contributions made before January 1, 1989 and 401(k) contributions made January 1, 1989 and thereafter. Each participant’s account is credited with the participant’s contribution and allocations of the employer’s matching contribution, Plan earnings, and administrative expenses. Matching contributions are credited to participant accounts based on participant contributions to the Plan. Allocations of Plan earnings and administrative expenses are based on the individual account balance as a percent of total invested assets in each investment fund.

Hardship loans:

A participant may receive a hardship loan based on the loan program set forth by the Plan. Loans shall be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are repaid through payroll deductions over a maximum of five years. A participant can have only one loan outstanding. Loans are secured by the balance in the participant’s account. Current loans bear interest at rates that range from 5.0% to 10.5%.

Vesting:

Participants are vested immediately in their contributions and actual earnings thereon. Participants become vested in employer matching contributions as follows:

Years of Service Completed	Vested Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Additionally, these participants become 100% vested upon normal retirement, early retirement, death, or permanent disability.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	Plan description (continued):

Payment of benefits:

The Plan pays benefits in accordance with both 401(k) and SSIP provisions. Vested 401(k) account balances may be paid upon retirement, disability, termination of employment, or death. Participants, or their beneficiaries, may elect to receive lump sum, installment, or annuity payments. Participants may make early hardship withdrawals of 401(k) employee contributions, but not the earnings on these contributions, and vested employer contributions. Hardship withdrawals must be submitted in writing and approved by the Plan administrator.

Participants in the prior SSIP may withdraw SSIP account balances at any time. There are no Internal Revenue Service regulations restricting SSIP withdrawals.

Distributions of Comdial Corporation common stock under the SSIP provisions may be elected to be made in full shares of stock with fractional shares paid in cash.

Forfeitures:

Forfeitures are used to reduce subsequent year’s employer matching contributions. Forfeitures of $41,131 and $64,416 were included in Plan assets as of December 31, 2003 and 2002, respectively. During 2003, forfeitures reduced employer contributions by $34,144. During 2003, $20,459 of forfeitures were distributed to terminated participants pursuant to a partial termination in 2000 (See Note 5).

2.	Summary of accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

2.	Summary of accounting policies (continued):

Investment valuation and income recognition:

The Plan’s investments are stated at fair value determined using the quoted closing or last bid prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:

Benefits due to terminated participants are recorded when processed and approved for payment by the Plan.

Risks and uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3.	Investments:

During 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Common/collective trust	$—
Pooled/mutual funds	3,512,759
Comdial Corporation common stock	11,940

$3,524,699

Investments that represent 5% or more of the net assets available for benefits at December 31, 2003 and 2002 are as follows:

	2003		2002
	Shares	Fair Value	Shares	Fair Value
T. Rowe Price Balanced Fund	183,288	$3,374,331	208,500	$3,233,833
T. Rowe Price Blue Chip Growth Fund	153,750	4,374,175	169,909	3,729,513
T. Rowe Price Equity Income Fund	136,839	3,306,038	145,908	2,887,518
T. Rowe Price Mid-Cap Growth Fund	22,590	969,130	N/A	N/A
T. Rowe Price Small-Cap Value Fund	107,523	3,160,104	118,822	2,606,963
T. Rowe Price Stable Value Fund	2,062,826	2,062,826	2,316,347	2,316,347

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

4.	Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

5.	Partial termination:

During 2002, Comdial concluded that a partial termination occurred with respect to the Plan as a result of terminations in 2000. Pursuant to the requirements of Code section 411(d)(3), all participants affected by the partial termination should have been one hundred percent vested in their accrued benefits as of the date of their termination of employment. Employees terminated due to a partial termination of the Company did not become properly one hundred percent vested in their accrued benefits as required by Code section 411(d)(3). The Company notified these employees of their additional accrued benefits and corrected and/or remitted participant account balance shortages during 2003.

6.	Party-in-interest transactions:

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these investment transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $10,154 for the year ended December 31, 2003.

7.	Income tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

COMDIAL CORPORATION 401(K) PLAN

(Plan number: 005 Employer Identification Number 94-2443673)

Schedule H, Line 4; SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Values	Current Value
		Common collective trust:
*	T. Rowe Price Trust Company	T. Rowe Price Stable Value Fund	$2,062,826

		Pooled/mutual funds:
	T. Rowe Price Trust Company	Morgan Stanley International Equity	138,510
*	T. Rowe Price Trust Company	T. Rowe Price Balanced Fund	3,374,331
*	T. Rowe Price Trust Company	T. Rowe Price Blue Chip Growth Fund	4,374,175
*	T. Rowe Price Trust Company	T. Rowe Price Equity Income Fund	3,306,038
*	T. Rowe Price Trust Company	T. Rowe Price Equity Index 500 Fund	173,524
*	T. Rowe Price Trust Company	T. Rowe Price Mid-Cap Growth Fund	969,130
*	T. Rowe Price Trust Company	T. Rowe Price New Horizons Fund	177,450
*	T. Rowe Price Trust Company	T. Rowe Price Small-Cap Value Fund	3,160,104
*	T. Rowe Price Trust Company	T. Rowe Price Spectrum Income Fund	877,232

			16,550,494

		Common stock:
*	T. Rowe Price Trust Company	Comdial Corporation Common Stock	16,031

			18,629,351

		Participant loans:
	Participant loans	Participant loans (Interest rates of 5.0% to 10.5%, maturing no later than 2009)	23,104

		Total	$18,652,455

*	Represents party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMDIAL CORPORATION 401(K) PLAN

Date: June 28, 2004	By:	/s/ Kenneth M. Clinebell
Kenneth M. Clinebell, Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Auditors - Aidman, Piser & Company, P.A.